
07000843


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH. D.C.
186
SECTION

BB 3/1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARRY PIERCE FINANCIAL SERVICES, LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1929 N WASHINGTON ST
(No. and Street)

BISMARCK (City) ND (State) 58501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRY PIERCE 701-222-3017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

PO BOX 1914 (Address) BISMARCK (City) ND (State) 58502 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 3/6/07

OATH OR AFFIRMATION

I, GARRY PIERCE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARRY PIERCE FINANCIAL SERVICES, LLP, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEE HEINTZ
Notary Public
State of North Dakota
My Commission Expires June 11, 2009

Signature

General Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 2 0 2007
WASH. D.C.
186
SECTION

GARRY PIERCE FINANCIAL SERVICES, LLP

FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

GARRY PIERCE FINANCIAL SERVICES, LLP

Table of Contents


EideBailly
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

We have audited the accompanying balance sheets of **Garry Pierce Financial Services, LLP** (a limited liability partnership) as of December 31, 2006 and 2005, and the related statements of operations, partners' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Garry Pierce Financial Services, LLP** as of December 31, 2006 and 2005and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Eide Bailly LLP

Bismarck, North Dakota
February 12, 2007

1050 E Interstate Ave. ▮ PO Box 1914 ▮ Bismarck, North Dakota 58502-1914 ▮ Phone 701.255.1091 ▮ Fax 701.224.1582 ▮ EOE

GARRY PIERCE FINANCIAL SERVICES, LLP
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 22,834	$ 12,249
Securities available for sale	24,423	22,014
Accounts receivable	3,500	340
Total current assets	50,757	34,603
EQUIPMENT AND FIXTURES, at cost,	4,390	4,390
Less accumulated depreciation	3,655	3,133
Net equipment and fixtures	735	1,257
Total assets	$ 51,492	$ 35,860
PARTNERS' EQUITY		
PARTNERS' EQUITY	$ 48,914	$ 35,691
ACCUMULATED OTHER COMPREHENSIVE INCOME	2,578	169
Total partners' equity	$ 51,492	$ 35,860

See accompanying notes to financial statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
COMMISSIONS REVENUES	$ 93,912	$ 62,504
INVESTMENT INCOME	7	7
OTHER INCOME	357	674
Total gross revenues	94,276	63,185
GENERAL AND ADMINISTRATIVE EXPENSES		
Pension expense	14,289	5,941
Rent	5,400	5,400
Professional services	3,395	3,073
Office supplies	1,414	1,388
Fees	3,410	3,645
Telephone	1,924	1,916
Dues and subscriptions	460	470
Depreciation	522	522
Insurance	352	352
Repairs and maintenance	-	96
Other	1,938	1,563
Total expenses	33,104	24,366
Net earnings	$ 61,172	$ 38,819

See accompanying notes to financial statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	Partners' Equity	Accumulated Other Comprehensive Income	Total Partners' Equity
BALANCE - DECEMBER 31, 2004	$ 42,372	$ (2,573)	$ 39,799
Comprehensive income			
Net earnings	38,819	-	38,819
Unrealized gain on marketable securities	-	2,742	2,742
Total comprehensive income			41,561
Partners' draws	(45,500)	-	(45,500)
BALANCE - DECEMBER 31, 2005	35,691	169	35,860
Comprehensive income			
Net earnings	61,172	-	61,172
Unrealized gain on marketable securities	-	2,409	2,409
Total comprehensive income			63,581
Partners' draws	(47,949)	-	(47,949)
BALANCE - DECEMBER 31, 2006	$ 48,914	$ 2,578	$ 51,492

See accompanying notes to financial statements

GARRY PIERCE FINANCIAL SERVICES, LLP
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net earnings	$ 61,172	$ 38,819
Adjustments to reconcile change in net earnings to net cash from operating activities		
Depreciation	522	522
Changes in assets and liabilities		
Accounts receivable	(3,160)	7,652
NET CASH FROM OPERATING ACTIVITIES	58,534	46,993
CASH FLOWS USED FOR FINANCING ACTIVITIES		
Partners' draws	(47,949)	(45,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	10,585	1,493
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,249	10,756
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 22,834	$ 12,249

See accompanying notes to financial statements

NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Garry Pierce Financial Services, LLP (Company) is organized as a limited liability partnership under the laws of the State of North Dakota and shall continue in perpetuity unless dissolved or terminated at an earlier date. The Company operates as a broker/dealer in securities under the Securities Exchange Act of 1934 providing sales of investment companies, variable annuity contracts and real estate investment trusts on an application-way basis. The Company operates one site in Bismarck, North Dakota. The majority of the Company's revenues are generated from sales to residents of North Dakota.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company does not maintain margin accounts, does not hold funds or securities for customers and promptly transmits all customer funds and securities connected with the Company's brokerage activities.

Basis of Accounting

Commission revenue and commission expense are recognized on a trade date basis.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments to be cash equivalents.

Accounts Receivable

Accounts receivable result from commissions earned on sales of investments. Commissions are received monthly from the related investments.

Personal Assets and Liabilities

In accordance with the generally accepted method of presenting financial statements of partnerships, the financial statements do not include the personal assets and liabilities of the partners, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

Income Taxes

Federal and state income taxes are not payable by, or provided for, the partnership. Partners are taxed individually on their share of partnership earnings. Partnership net revenue is allocated to the partners in accordance with their ownership percentages.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)

Advertising

Costs for advertising are expensed as incurred.

Depreciation

Depreciation is computed on the straight-line method using estimated useful lives of five to seven years.

NOTE 2 - SECURITIES AVAILABLE FOR SALE

The cost and approximate market value of the Company's securities as of December 31, 2006 and 2005 are as follows:

Security	Cost	Gross Unrealized Gain (Loss)	Market Value
2006			
Growth Fund of America - Mutual Fund	$ 21,845	$ 2,578	$ 24,423
2005			
Growth Fund of America - Mutual Fund	$ 21,845	$ 169	$ 22,014

The Company identifies cost on the first-in first-out method.

NOTE 3 - CONCENTRATION OF CREDIT RISK

As of December 31, 2006 and 2005, respectively, approximately 70% and 40% of the Company's earned revenues were generated from commissions associated with transactions of INREIT Real Estate Investment Trust Shares. INREIT Real Estate Investment Trust Shares is a real estate investment trust with properties located throughout the upper Midwest.

As of December 31, 2006 and 2005, respectively, approximately 14% and 40% of the Company's earned revenues were generated from commissions associated with transactions of Dakota Real Estate Investment Trust Shares. Dakota Real Estate Investment Trust Shares is a real estate investment trust with properties located in eastern North Dakota.

NOTE 4 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

(continued on next page)

NOTE 5 - OPERATING LEASE

Subsequent to year-end, the Company renewed their current lease agreement, effective January 1, 2005, to lease office space until December 31, 2009. Rent expense totaled $5,400 per year for 2006 and 2005.

Future minimum lease payments are as follows:

For the Year Ended		
2007	$	5,400
2008		5,400
2009		5,400
	$	16,200

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2006 and 2005, the Company had the following net capital:

	2006	2005
Net capital	**$ 43,593**	$ 30,961
Excess net capital	**$ 38,593**	$ 25,961
Aggregate indebtedness ratio	**.00 to 1**	.00 to 1

The Securities and Exchange Commission has adopted certain amendments to its Net Capital Rule requiring increased minimum net capital for brokers and dealers in securities. The Company is still subject to a $5,000 minimum net capital requirement. The Company is also subject to the requirements that if aggregate indebtedness multiplied by 6-2/3 percent is higher, the minimum net capital would be increased to the higher amount.

NOTE 7 - PARTNERS' EQUITY

Partners	Ownership Percentages
Garry G. Pierce	95%
Karen M. Pierce	5%
	100%

GARRY PIERCE FINANCIAL SERVICES, LLP

SUPPLEMENTARY INFORMATION

GARRY PIERCE FINANCIAL SERVICES, LLP
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2006

Schedule I

NET CAPITAL		
Total partner's equity from the statement of financial condition	$	51,492
Deductions		
Nonallowable assets:		
Haircuts on securities		(3,664)
Commissions receivable		(3,500)
Fixed assets		(735)
Net capital	$	43,593
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required - higher of 6-2/3% times aggregate indebtedness or $5,000	$	5,000
Excess net capital	$	38,593
Excess net capital at 1,000% (Net capital less 10% of total aggregate indebtedness)	$	43,593
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness included in the statement of financial condition	$	-
Ratio of aggregate indebtedness to net capital		.00 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital per Part II of Form X-17A-5, as originally filed	$	43,593
Adjustments		-
	$	43,593
Total aggregate indebtedness per Part II of Form X-17A-5, as originally filed	$	-
Adjustments		-
	$	-

See Auditor's report

GARRY PIERCE FINANCIAL SERVICES, LLP
CLAIM OF EXEMPTION FROM RULE 15c3-3
YEAR ENDED DECEMBER 31, 2006

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

See Auditor's report


EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Garry Pierce Financial Services, LLP
Bismarck, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Garry Pierce Financial Services, LLP (the Company), for the year ended December 31, 2006 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 E Interstate Ave. ▮ PO Box 1914 ▮ Bismarck, North Dakota 58502-1914 ▮ Phone 701.255.1091 ▮ Fax 701.224.1582 ▮ EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Bismarck, North Dakota
February 12, 2007

END